FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Director/PDMR Shareholding

19 August 2026

Transaction by Person Discharging Managerial Responsibilities

AstraZeneca PLC (the Company) announced that, on 17 August 2026, an award of the Company's ordinary shares of $0.25 each (Ordinary Shares) vested to the Company's Chief Financial Officer, Dr Aradhana Sarin, under the AstraZeneca Performance Share Plan (the AZPSP).

The award of shares under the AZPSP was granted on 13 August 2021 and was subject to a combination of performance measures focused on scientific, commercial and financial performance assessed over a three-year period. On the third anniversary of grant, the award was placed in a two-year holding period.  The award vested at the end of that holding period. This is the first PSP award to vest for Dr Sarin following her appointment as Chief Financial Officer of the Company in 2021.

Following the reinvestment of dividends accrued during performance and holding periods of the AZPSP award, and the withholding of shares to satisfy certain tax obligations arising on vesting, the Dr Sarin's beneficial interests in Ordinary Shares changed as detailed in the table below:

PDMR	Position	Ordinary Shares acquired
Aradhana Sarin	Executive Director and Chief Financial Officer	11,133
For tax purposes, the fair market value of an Ordinary Share at vest of the AZPSP award was £114.60, being the closing price on the last trading day preceding the vesting.

Further details are set out in the attached notification, made in accordance with the requirements of the EU Market Abuse Regulation (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018).

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Aradhana Sarin
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Acquisition of Ordinary Shares pursuant to a vesting under the AstraZeneca Performance Share Plan, for nil consideration.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		0	11,133
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	17 August 2026
f)	Place of the transaction	Outside a trading venue

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 August 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary